                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                        NEW CENTURY FINANCIAL CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    6435EV108
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                         140 East 45th Street, Floor 24
                            New York, New York 10017
                            Tel. No.: (212) 973-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 March 14, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 6435EV108                  13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Greenlight Capital, L.L.C.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3886851
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    2,515,300
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         2,515,300
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,515,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 6435EV108                  13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Greenlight Capital, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3871632
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    2,583,900
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         2,583,900
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,583,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 6435EV108                  13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     DME Advisors, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     20-1365209
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    400,800
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         400,800
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 6435EV108                  13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     DME Advisors GP, L.L.C.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     20-1365209
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    400,800
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         400,800
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 6435EV108                  13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Einhorn
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    5,500,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         5,500,000
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 5 TO SCHEDULE 13D

          This Amendment No. 5 to Schedule 13D (this "Amendment") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc"), DME Advisors, L.P., a Delaware limited partnership ("DME"), DME Advisors GP, L.L.C., a Delaware limited liability company which serves as general partner of DME ("DME GP" together with Greenlight LLC, Greenlight Inc and DME, "Greenlight"), and Mr. David Einhorn, principal of Greenlight LLC, Greenlight Inc and DME GP (the "Principal" and together with Greenlight, the "Reporting Persons"), relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Maryland corporation ("New Century" or the "Issuer"). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 13, 2002, as amended by Amendment No. 1 filed with the Commission on March 18, 2003, as further amended by Amendment No. 2 filed with the Commission on April 20, 2004, as further amended by Amendment No. 3 filed with the Commission on April 28, 2005, as further amended by Amendment No.4 filed with the Commission on February 17, 2006 (the "Schedule 13D").

          This Amendment relates to shares of Common Stock owned by (1) Greenlight Capital, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner ("Greenlight Fund"), (2) Greenlight Capital Qualified, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner ("Greenlight Qualified"), (3) Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company ("Greenlight Offshore") for whom Greenlight Inc acts as investment manager and (4) the managed account for which DME acts as investment manager (such managed account together with Greenlight Fund, Greenlight Qualified and Greenlight Offshore, the "Greenlight Entities" and together with the Reporting Persons the "Greenlight Parties").

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following:

     On March 14, 2006, the Greenlight Parties entered into an Agreement (the "Settlement Agreement") with New Century, a copy of which is filed herewith as
Exhibit 99.1 and incorporated herein by reference. Pursuant to the terms of the Settlement Agreement, the Greenlight Parties have agreed to withdraw the notice (the "Greenlight Notice"), dated February 16, 2006, to New Century of the Reporting Persons' intent to nominate three directors for election at New Century's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting").

     Under the terms of the Settlement Agreement, New Century agreed to increase the size of its Board of Directors (the "Board") to 11 members, and to appoint David Einhorn to the Board, as a Class III director, effective as of March 31, 2006. New Century also agreed to include the Principal in New Century's slate of nominees for election as a Class III director at the 2006 Annual Meeting.

    Additionally, the Board will grant the Greenlight Parties a waiver (the "Waiver") effective no later than May 11, 2006 of the "Ownership Limit" under the Company's charter such that the Greenlight Parties and their controlled affiliates shall be an "Excepted Holder" of Common Stock under the Company's charter with an "Excepted Holder Limit" of 19.6% of the lesser of the value or the number of shares of the Common Stock, subject to certain reductions described in the Settlement Agreement.

     The Greenlight Parties agreed to vote their shares of New Century common stock at New Century's 2006 Annual Meeting of Stockholders, which is scheduled for May 10, 2006, in favor of (i) the slate of nominees proposed by the Board (including the Principal), (ii) a charter amendment to amend the definition of "Excepted Holder Limit" to allow the Board to grant exemptions from the "Ownership Limit" without having to reduce the "Ownership Limit" applicable to all other stockholders and (iii) certain other matters submitted to the stockholders of New Century in accordance with the recommendation of the Board as to how shares of Common Stock should be voted. The Greenlight Parties also agreed not to engage in a proxy contest or attempt to obtain additional representation on the Board until the earlier of the date of New Century's 2009 Annual Meeting of Stockholders or when the Principal resigns from New Century's Board.

     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

     The Settlement Agreement and the description of the Settlement Agreement set forth in the response to Item 4 above are incorporated herein by reference. The description does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.1 Agreement dated March 14, 2006, by and among New Century Financial
             Corporation, a Maryland corporation, and Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital L.L.C., a Delaware limited liability company, Greenlight Capital, Inc., a Delaware corporation, DME Advisors, L.P., a Delaware limited partnership, DME Advisors GP, L.L.C., a Delaware limited liability company, Greenlight Capital Qualified, L.P., a Delaware limited partnership, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company, and David Einhorn, an individual.

Exhibit 99.2 Press Release, dated March 15, 2006, issued by Greenlight Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006

                                        GREENLIGHT CAPITAL, L.L.C.


                                        By: /s/ DANIEL ROITMAN
                                            ------------------------------------
                                            Daniel Roitman, Chief
                                            Operating Officer


                                        GREENLIGHT CAPITAL, INC.


                                        By: /s/ DANIEL ROITMAN
                                            ------------------------------------
                                            Daniel Roitman, Chief
                                            Operating Officer


                                        DME Advisors, L.P.

                                        By: DME Advisors GP, L.L.C.


                                        By: /S/ DANIEL ROITMAN
                                            ------------------------------------
                                            Daniel Roitman, Chief
                                            Operating Officer


                                        DME Advisors GP, L.L.C.


                                        By: /S/ DANIEL ROITMAN
                                            ------------------------------------
                                            Daniel Roitman, Chief
                                            Operating Officer


                                        /s/ DANIEL ROITMAN
                                        ----------------------------------------
                                        Daniel Roitman, on behalf of
                                        David Einhorn

     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn's behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.